UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant [   ] Filed by a party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement

[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ] Definitive Proxy Statement

[   ] Definitive Additional Materials

[   ] Soliciting Material Pursuant to § 240.14a -12

FBR & CO.
(Name of Registrant as Specified In Its Charter)

VOCE CATALYST PARTNERS LP
VOCE CAPITAL MANAGEMENT LLC
VOCE CAPITAL LLC
J. DANIEL PLANTS
JARL BERNTZEN
MICHAEL J. MCCONNELL
(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	No fee required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials.

[ ]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

VOCE CAPITAL MANAGEMENT LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

PRELIMINARY COPY SUBJECT TO COMPLETION
[Month Day, 2016]

Dear Fellow Stockholder:

            Voce Catalyst Partners LP (“VCP”), Voce Capital Management LLC (“VCM”), Voce Capital LLC (“VC”) and the other participants in this solicitation (collectively, “Participants,” “our,” or “we”) are the beneficial owners of an aggregate of 389,525 shares of common stock of FBR & Co. (“FBR” or the “Company”), representing approximately 5.3% of the Company’s outstanding shares of common stock.

            For the reasons set forth in this proxy statement (the “Proxy Statement”), we do not believe that the current Board of Directors of the Company (the “Board”) is acting in the best interests of the Company's stockholders. We are therefore seeking your support at the upcoming 2016 Annual Meeting of stockholders of the Company to be held at the Hyatt Arlington, 1325 Wilson Boulevard, Arlington, Virginia 22209 on [Month Day, 2016] at 9:00 a.m., for the following purposes:

1.

To elect three independent Director nominees, Jarl Berntzen, Michael J. McConnell and J. Daniel Plants (the “Nominees” and, together with Voce, the “Participants”) and certain of the Company’s candidates for election at the Annual Meeting to serve as Directors on the Board until the Company’s 2017 Annual Meeting of stockholders and until their successors are duly elected and qualified, in opposition to three of the Company’s Director nominees;

2.	To vote against a non-binding advisory vote on the compensation of the Company’s named executive officers, as disclosed in the Company’s Statement;

3.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

4.	To transact such other business as may properly come before the annual meeting of shareholders or any adjournment or postponement thereof.

            We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE Proxy Card today. The attached Proxy Statement and the enclosed BLUE Proxy Card are first being furnished to the stockholders on or about [Month Day, 2016]. If you have already voted, you may exercise your right to change your vote by signing, dating and returning a later dated BLUE Proxy Card or by voting in person at the annual meeting.

            If you have any questions or require any assistance with your vote, please contact Georgeson LLC, which is assisting us with our proxy solicitation, at its address and toll-free number listed on the following page.

Sincerely,

Voce Capital Management LLC

YOUR VOTE IS IMPORTANT

Please mark, sign and date your BLUE proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting. If you own shares in a brokerage account, your broker cannot vote your shares without your instructions. Therefore, it is imperative that you exercise your right as a stockholder and vote the BLUE card.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of our proxy materials, please contact Georgeson LLC:

1290 Avenue of the Americas, 9th Floor New York, N.Y. 10104 Stockholders Call Toll-Free at: (888) 206-5896 https://www.proxy-direct.com/vcm-27730

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED [Month Day, 2016]

FBR & Co.

PROXY STATEMENT
OF
VOCE CATALYST PARTNERS LP

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

            This Proxy Statement and the enclosed BLUE proxy card (the “Proxy Card” or “Proxy”) are being furnished by Voce Catalyst Partners LP (“VCP”), Voce Capital Management LLC (“VCM”), Voce Capital LLC (“VC”), J. Daniel Plants (together with VCP, VC and VCM, “Voce”, “we” or “us”) and Voce’s nominees listed below in connection with the solicitation of proxies (the “Proxy Solicitation”) from shareholders of FBR & Co., (“FBR” of the “Company”).

            For the reasons set forth in this proxy statement (the “Proxy Statement”), we do not believe that the current Board of Directors of the Company (the “Board”) is acting in the best interests of the Company's shareholders. We are therefore seeking your support at the upcoming 2016 annual meeting of shareholders (the “Annual Meeting”) to be held at the Hyatt Arlington, 1325 Wilson Boulevard, Arlington, Virginia 22209 on [Month Day, 2016] at 9:00 a.m. (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). Specifically, we are soliciting your support with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.

To elect three independent Director nominees Jarl Berntzen, Michael J. McConnell and J. Daniel Plants (the “Nominees” and, together with Voce, the “Participants”) and certain of the Company’s candidates for election at the Annual Meeting to serve as Directors on the Board until the Company’s 2017 annual meeting of stockholders and until their successors are duly elected and qualified, in opposition to three of the Company’s Director nominees;

2.	To vote against a non-binding advisory vote on the compensation of the Company’s named executive officers, as disclosed in the Company’s Statement;

3.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

4.	To transact other business as may properly come before the annual meeting of shareholders or any adjournment or postponement thereof.

We are seeking to change a minority of the Board to ensure that the interests of the shareholders are appropriately represented. The Board is currently composed of eight Directors, all of whom are standing for election at the Annual Meeting. Through this Proxy Statement and enclosed BLUE Proxy Card, we are soliciting proxies to elect the Nominees. Shareholders who vote on the enclosed BLUE Proxy Card will also have the opportunity to vote for certain of the candidates who have been nominated by the Company. Shareholders will therefore be able to vote for the total number of Directors up for election at the Annual Meeting. We reserve the right to make additional nominations to the extent permissible. The names, backgrounds and qualifications and other information for the Company’s nominees can be found in the Company’s proxy statement for the Annual Meeting, as filed with the Securities and Exchange Commission (the “SEC”) on [Month Day, 2016] (the “Company Statement”). There is no assurance that any of the Company’s nominees will serve as Directors if any or all of our Nominees are elected.

            The Company has fixed the close of business on [Month Day, 2016] as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof. According to the Company Statement, as of the Record Date, there were x,xxx,xxx total shares of the Company’s common stock (“Common Stock”) entitled to vote. Each holder of record of such shares will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares after the Record Date.

            As of the date hereof, the Participants in this Proxy Solicitation, beneficially owned 389,525 shares, which represents approximately 5.3% of the outstanding shares (based upon the 7,303,950 shares outstanding as of April 22, 2016, as reported by the Company on April 28, 2016).

            We intend to vote such shares “FOR” the election of the Nominees named in this proxy statement; “AGAINST” the advisory vote on approving executive compensation, in each case as described herein; and “FOR” the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

            Each of the Nominees expressly disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and each Participant expressly disclaims beneficial ownership of any shares beneficially owned by any other Participant except to the extent of each of the Participants’ pecuniary interest therein.

            Mr. Berntzen directly owns 2,500 shares of Common Stock, representing less than 1% of all of the outstanding shares of the Company and Mr. McConnell directly owns 1,000 shares of Common Stock, representing less than 1% of all of the outstanding shares of the Company. Mr. Plants does not directly own any shares of Common Stock. However, as the sole managing member of Voce Capital LLC, Mr. Plants may be deemed to beneficially own the 387,025 shares of Common Stock beneficially owned by Voce Capital Management, representing approximately 5.3% of all of the outstanding shares of the Company. The aforementioned percentages are based on the 7,303,950 shares of the Company outstanding as of April 22, 2016, as reported by the Company on April 28, 2016.

IMPORTANT

            THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING THE PERSONS NAMED AS PROXIES ON THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

            YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE PARTICIPANTS URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

            If your shares are registered in your own name, please sign and date the enclosed BLUE Proxy Card and return it to Georgeson LLC, which is assisting us with our proxy solicitation, in the postage-paid enclosed envelope today.

            If your shares are held in a brokerage firm, bank, custodian or other institution (i.e., held in “street name”), only such firm, custodian or other institution can sign a BLUE Proxy Card with respect to your shares and only upon receipt of specific voting instructions from you. You are considered the beneficial owner of the shares, and these proxy materials, together with a BLUE Proxy Card or voting instruction form, are being forwarded to you by your broker or bank.

            Your broker or bank cannot vote your shares on your behalf without your instructions. Accordingly, you should complete any BLUE voting instruction form you receive from your brokerage firm, bank, custodian or other institution and/or contact the person responsible for your account and give instructions that the BLUE Proxy Card be completed, signed and dated for your shares. Further, the Participants urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Voce Capital Management LLC, c/o Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, N.Y. 10104, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

            Depending upon your broker or custodian, you may be able to vote in ways other than by submitting the BLUE Proxy Card. Please refer to the voting instruction form from your broker or custodian for instructions on how to vote in other ways. You may also vote by signing, dating and returning the enclosed BLUE Proxy Card or voting instruction form.

            ONLY THE LATEST DATED PROXY CARD WILL COUNT. WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (the “WHITE Proxy Card”).

            Since only your latest dated proxy card will count, we urge you not to return any WHITE Proxy Card you receive from the Company. Even if you return management’s WHITE Proxy Card marked “withhold” as a protest against the Company’s Director nominees, it will revoke any proxy card you may have previously sent to us.

            If you have already sent in a WHITE Proxy Card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Nominees by (i) completing, signing, dating and returning the postage-paid enclosed BLUE Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

            You can vote for the Nominees only on the BLUE Proxy Card, so please make certain that the latest dated Proxy Card you return is the BLUE Proxy Card. The latest dated proxy is the only one that counts.

            Execution and delivery of a proxy by a record holder of shares will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise. The proxy materials that the Participants are providing stockholders include this Proxy Statement and the accompanying BLUE Proxy Card, which are also available online at

https://www.proxy-direct.com/vcm-27730

Stockholders may request additional copies, free of charge, from Georgeson LLC at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2015, please see “Certain Information Regarding the Company” in the Company Statement.

            IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR BLUE PROXY CARD, NEED ADDITIONAL COPIES OF OUR PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

1290 Avenue of the Americas, 9th Floor
New York, N.Y. 10104
Stockholders Call Toll-Free at: (888) 206-5896

This Proxy Statement and BLUE Proxy Card are Available at:

https://www.proxy-direct.com/vcm-27730

Please sign, date and return the enclosed BLUE Proxy Card in the enclosed postage-paid envelope today.

            The date of this Proxy Statement is [Month Day, 2016]. This Proxy Statement and the enclosed BLUE Proxy Card are first being sent or given to stockholders on or about [Month Day, 2016].

REASONS FOR THIS SOLICITATION

We want to maximize long-term value for all FBR stockholders

            We are deeply concerned by FBR’s long-term underperformance, destructive capital allocation choices, poor corporate governance and overall strategic direction. The Board has sanctioned repeated efforts by current management to diversify the Company, leading it away from its historical strengths and into a series of what we believe to be ill-advised diversification plays that in our view have been costly and unsuccessful and have destroyed significant shareholder value. As a result, the Company’s share price is lower today than when current management assumed its duties on January 1, 2009. During this period of time, all major indices and peer sets have posted substantial gains. We believe that the Company’s underperformance, in both absolute and relative terms, is a direct result of the Company’s decision to deemphasize its traditional areas of expertise in high-margin capital raising in the finance, real estate and energy sectors in pursuit of a variety of failed diversification strategies. We believe these are poor choices which have led to a decline in revenue and profitability. If not reversed, we believe this flawed strategy will lead to increasing losses and a further decline in stockholder value.

            Our goal is simple: to maximize long-term value for all stockholders. If elected, our Nominees will immediately review the Company’s current strategy, capital allocation and corporate governance practices with an eye toward reestablishing its historically strong market positions in its traditional core areas in order to rebuild a profitable long-term foundation for success. Our Nominees have the requisite investment banking, corporate governance and capital allocation expertise to effect fundamental changes to the Company’s strategy, execution and governance.

            We believe all of our nominees will satisfy the Nasdaq Listing Rules’ definition of independence as well as the Company’s Corporate Governance Guidelines’ definition of independence. As members of the Board they will owe fiduciary duties solely to the Company’s stockholders and we believe they will, subject to those duties, endeavor to work constructively with FBR’s legacy Directors to address the issues enumerated herein in an effort to enhance value for all of FBR’s stockholders.

BACKGROUND OF THE PROXY SOLICITATION

On May 5, 2015, representatives of Voce had a telephonic meeting with the Company’s Chief Financial Officer, Bradley Wright, and Senior Vice President of Investor Relations, Linda Eddy, to discuss the Company’s business, strategy, financial performance and outlook, capital allocation and corporate governance. At the conclusion of this meeting, the Company’s representatives recommended that Voce meet with the Company’s Chief Executive Officer, Richard Hendrix, to address these topics in greater depth.

On May 7, 2015 the Company offered to make Mr. Hendrix available to meet in-person with Voce at its headquarters in Arlington, Virginia on May 22. The Company subsequently canceled this meeting without explanation. Voce then made an additional request to meet with Mr. Hendrix which the Company at first refused, but then advised Voce that Mr. Hendrix would be available but only for a telephonic meeting. After some negotiation, this telephonic meeting occurred on May 26, 2015 with Messrs. Hendrix and Wright.

On June 25, 2015 representatives of Voce traveled to meet Messrs. Hendrix and Wright in the Company’s New York offices for further discussions of the Company’s business, strategy, financial performance and outlook, capital allocation and corporate governance.

On July 15, 2015 the Company reported its second quarter 2015 results and announced the declaration of the Company’s first regular quarterly cash dividend.

On July 16, 2015 Voce filed its statement of ownership on Schedule 13D, disclosing ownership of 387,025 shares of the Company, or 5.1% beneficial ownership. Voce telephoned Mr. Hendrix prior to the filing to advise him of it.

On July 23, 2015 representatives of Voce had a telephonic meeting with Mr. Hendrix prompted by the Company’s announcement that day of its acquisition of MLV & Co. LLC. Voce was puzzled by Mr. Hendrix’s statement on that call that “we’re not big on acquisitions,” given the Company’s history of seeking growth through acquisitions, such as Watch Hill Partners, Lazard Capital Markets and Lazard’s Securities Lending business.

On August 4, 2015 representatives of Voce traveled to New York to meet with Messrs. Hendrix and Wright, this time at the offices of Crestview Partners, L.P. at the Company’s request. The focus of the meeting was similar to the previous ones, including the Company’s capital allocation policies. The meeting began at 3pm EDT and ran approximately two hours.

Also on August 4, 2015 at 5:10 pm EDT and within minutes of the conclusion of its meeting with Voce, the Company issued a press release accompanied by a detailed presentation entitled “FBR & Co. Statement on Its Commitment to Returning Capital to Shareholders.” At no time during the meeting with Voce did the Company indicate that it intended to release a substantive presentation following the meeting on the same topics that were the subject of the meeting, nor did it share the contents of the presentation with Voce, despite the fact that they were relevant to the meeting and that the market was closed for trading (meaning the Company could have, consistent with Regulation FD of the Exchange Act, furnished the presentation to Voce during the meeting to facilitate a more informative discussion).

On August 25, 2015 a representative of Voce discussed with Mr. Hendrix the timing and protocol for a meeting with Arthur Reimers, the Company’s lead independent director. The Company initially refused to make Mr. Reimers available to meet with Voce without Mr. Hendrix present. Voce objected to this based on its belief that the lead independent director, if he were in fact independent of management, should be both willing and capable of meeting with large company shareholders without the need for management supervision. After some negotiation, the Company agreed that Mr. Reimers would meet Voce without management present in the same room, but only if management could accompany Mr. Reimers to the meeting and wait outside the room during the meeting.

On September 8, 2015 representatives of Voce had a call with Mr. Wright to discuss the Company’s calculation of its historical principal investing returns.

On September 16, 2015 a representative of Voce traveled to New York to meet with Mr. Reimers, once again at the offices of Crestview Partners, L.P. as requested by the Company. Mr. Hendrix and the Company’s General Counsel, Gavin Beske, were also present and Voce’s representative reminded them that they had agreed to make Mr. Reimers available to meet without management. Despite asserting that his ownership of Company stock fully aligned him with shareholders, Mr. Reimers refused to answer on three separate occasions during the meeting whether he believed the Company’s stock was undervalued. Shortly after beginning the meeting, and despite acknowledging the previous agreement as to the protocol for the meeting, Mr. Reimers appeared to become agitated and confrontational and also again insisted that he did not wish to meet without management present. Soon thereafter, on its belief that the meeting was not constructive and that Mr. Reimers’ behavior was unprofessional, Voce terminated the meeting, which lasted in total approximately 35 minutes. At no time did Mr. Reimers invite Voce to submit nominees for service on the Company’s Board, nor indicate that the Board was considering expanding its membership.

Following the unproductive meeting with Mr. Reimers, and in an effort to better understand the Company’s corporate governance processes, on September 21, 2015 Voce requested that its outside counsel be permitted to speak directly with the Company’s General Counsel, Gavin Beske. Mr. Hendrix refused to permit Mr. Beske to do so unless Voce submitted a list of questions to Mr. Hendrix in advance. Similar to its view that the negotiation over whether Mr. Hendrix could proctor the meeting with Mr. Reimers was an unreasonable obstacle to place in the path of one of the Company’s largest shareholders, and concerned by Mr. Hendrix’s seeming wish to tightly control every aspect of Voce’s interaction with the Company, even as to topics that touched on matters of corporate governance and might thereby include discussion of Mr. Hendrix’s role or performance, Voce declined to submit the topics in advance to Mr. Hendrix and the meeting therefore never occurred.

On October 1, 2015 a representative of Voce met telephonically with Mr. Hendrix to discuss the elimination of the Principal Investing Unit and its staff and the return of the cash management functions to the Chief Financial Officer. A variety of options for deploying the excess capital were discussed, as were alternative forms of liquidity for the Company. In light of what it felt had been a lack of good faith in its recent interactions with management and the Board, Voce specifically requested that Mr. Hendrix revert to it with a response and that he not “surprise” Voce with half-measures or other reactive corporate actions intended to circumvent, or distract attention from, the issues Voce had raised.

On October 6, 2015 the Company announced the appointment of Mark Patterson to the Board.

On October 20, 2015 the Company reported its third quarter 2015 results and announced that it planned to redeem only a portion of the investments in the Principal Investing Unit; made no changes to the staffing of the Principal Investing Unit; and failed to commit how it intended to redeploy the capital to be redeemed.

On February 10, 2016 the Company announced the appointment of Allison Leopold Tilley to the Board.

Between February 12 and 18, 2016 Voce’s counsel attempted on three occasions, unsuccessfully, to induce the Company to enter into a standard non-disclosure agreement (the “NDA”) with Voce in order to facilitate a confidential discussion of a potential resolution of Voce’s concerns about the Company. The Company refused to do so unless Voce would disclose the content of its views prior to the Company even agreeing to entertain the NDA. Based on its belief that it would eviscerate the protections of the NDA to disclose the information to be discussed prior to executing the NDA, and concerned again by what it perceived to be gamesmanship on the part of the Company as well as a continued pattern to restrict access to the Company’s chief legal officer, Voce declined this request. After three unsuccessful attempts, Voce abandoned its efforts to engage in settlement discussions with the Company. As a result, no such discussions occurred.

On March 18, 2016 Voce delivered a Shareholder Nomination Letter to the Company in which it nominated three candidates for election to the Board at the Annual Meeting.

On April 5, 2016 Voce issued a 67-page presentation (the “Whitepaper”) detailing the need for change and articulating a path forward at the Company.

Also on April 5, 2016, Voce believes that FBR management held a meeting, with approximately 300 individuals participating from locations across the United States, during which management purported to rebut the Whitepaper, page by page, and to disparage Voce’s reputation and intentions. Despite the fact that many of the attendees of the meeting were Company stockholders, and despite our belief that there was a detailed script employed by management in the meeting was used to directly respond to information that Voce had filed that day as “soliciting material” under Rule 14a-12, to Voce’s knowledge the Company did not file, and has not filed, its script for this meeting as “soliciting material” of its own.

PROPOSAL 1

ELECTION OF DIRECTORS

            The Board is currently composed of eight Directors whose terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three independent Nominees: Jarl Berntzen, Michael J. McConnell, and J. Daniel Plants.

            According to the Company's Statement, the Company intends to nominate eight candidates for election to the Board. Therefore, we are "rounding out" our slate of three Nominees by permitting shareholders to also vote for certain of the Company's nominees by voting on the BLUE Proxy Card. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value. There is no assurance that any incumbent Company Directors will serve as a Director if one or more of our Nominees are elected to the Board. You should refer to the Company Statement for the names, background, qualifications and other information concerning the Company’s nominees. The nominations of our Nominees were made in a timely manner and in compliance with the Company’s governing instruments.

            We do not expect that any of the Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Nominees should occur unexpectedly because a Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the BLUE Proxy Card will be voted for a substitute candidate selected by us, to the extent permissible. We specifically reserve the right to nominate additional persons, to the extent permissible, including in the event that the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as Directors. If we decide to add nominees, we will file an amendment to this Proxy Statement.

            Information about each of the Nominees is listed below.

Jarl Berntzen, 49

            Jarl Berntzen has served as Senior Director, Head of Corporate Development at Dolby Laboratories, Inc. (NYSE: DLB), since August 2011. Mr. Berntzen has served on the Board of Directors and as a member of the Audit Committee at Century Aluminum Co. (Nasdaq: CENX), since March 2006. Mr. Berntzen has also served on several other committees at Century Aluminum Co. over the past 10 years and is currently chair of the company’s Compensation Committee. He served on the Board of Directors of Universal Safety Response, Inc. from October 2007 to April 2009.

            Previously, Mr. Berntzen served as Director, Corporate Development with Rambus, Inc. (Nasdaq: RMBS), from November 2010 to August 2011. Prior to that, he was a Managing Director and Portfolio Manager at Interlachen Capital Group from August 2008 to February 2009. Mr. Berntzen also served as a Managing Director at Providence Capital, Inc. from September 2002 to March 2003.

            Mr. Berntzen has more than 14 years of investment banking experience and has extensive experience in mergers and acquisitions, financial restructurings and corporate development activities. For more than a decade, Mr. Berntzen held various positions, including Vice President, in the Mergers & Acquisitions department at Goldman, Sachs & Co.’s New York and London offices. During his ten-year tenure at the firm, Mr. Berntzen led and managed a wide range of public and private buy-side, sell-side and merger transactions – both domestic and cross-border, with a particular emphasis on the industrial, food and retail, media and telecom sectors.

            Mr. Berntzen holds B.Sc. and M.Sc. degrees in Economics and Business Administration from the Copenhagen Business School.

            Mr. Berntzen’s qualifications to serve as Director include his prior service on public and private company Boards of Directors, as well as substantial operating experience having served in senior management roles at operating companies and financial firms on a number of occasions.

Michael J. McConnell, 50

            Michael J. McConnell, in addition to being a private investor, has served as Chairman of the Board of Directors of Spark Networks, Inc. (NYSE: LOV), since July 2014 and has served on the Board of Directors of Guidance Software, Inc. (Nasdaq: GUID), since April 2016. From August 2011 to November 2014, Mr. McConnell served on the Board of Directors of Redflex Holdings, Limited, an Australian Stock Exchange (ASX)-listed developer and manufacturer of digital photo enforcement solutions and as its Interim Non-Executive Chairman from February 2012 to February 2013. He served as Chief Executive Officer of Collectors Universe Inc., (Nasdaq: CLCT) a provider of third-party authentication and grading of high value collectibles, from 2009 to 2012, and from 2007 to 2013 Mr. McConnell served on the Board of Directors of Collectors Universe Inc. From 1994 to 2007, Mr. McConnell served as a Managing Director of Shamrock Capital Advisors, an investment manager of both domestic and international alternative asset funds in public equities, real estate and private equity, where he led a $1.2 billion direct investment fund. Earlier in his career, Mr. McConnell was an investment banking analyst with Kidder, Peabody in New York City.

             Mr. McConnell has served on numerous public and private company Boards in the United States, Australia, New Zealand and Ireland over his career. From March 2014 to August 2014, he served as a Non-Executive Director of Vitacost.com, (an e-commerce supplier of nutritional and organic health and grocery products). From August 2011 to November 2012, he served as Non-Executive Director of PaperlinX Limited, an ASX-listed international merchant of paper, communication materials and diversified products and services. From November 2009 to January 2012, he served as a Non-Executive Director of MRV Communications (Nasdaq: MRVC), a worldwide supplier of communications equipment and services to carriers, governments and enterprise customers worldwide.

            Mr. McConnell received his Bachelor of Arts in Economics from Harvard University in 1988 and his M.B.A. degree (Shermet Scholar) from the Darden School of the University of Virginia in 1994. Mr. McConnell’s qualifications to serve as Director include his prior service on public and private company Boards as well as substantial operating experience having served as a CEO on a number of occasions.

J. Daniel Plants, 49

            Mr. Plants founded Voce Capital Management LLC, a value-oriented, employee-owned investment adviser, in 2011 and has served as the Chief Investment Officer since its inception. His two decades of experience prior to Voce featured leadership roles from Wall Street to Sand Hill Road, including executive positions in the investment banking departments of Goldman, Sachs & Co. and JPMorgan and as a corporate attorney with Sullivan & Cromwell. Immediately prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small capitalization companies that compete against FBR. His prior career spans dozens of successful M&A transactions and more than $20 billion in public and private capital raising across a broad range of industries and market capitalizations. Mr. Plants currently serves as a Director of Destination Maternity Corporation (Nasdaq: DEST) and Cutera, Inc. (Nasdaq: CUTR).

            Mr. Plants received a J.D. from the University of Michigan Law School, magna cum laude. He received a Bachelor of Arts in economics from Baylor University, where he was elected Phi Beta Kappa. Mr. Plants’ qualifications to serve as Director include his service on public company Boards, his extensive knowledge and experience in financial services and his expertise in corporate governance.

* * *

            The business address of each of the Nominees is c/o Murray A. Indick, Esq., Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

            We believe that each of the Nominees qualifies as an “Independent Director” under (i) the Nasdaq Listing Rules and (ii) and the Company’s Corporate Governance Guidelines which are available on the Company’s website at www.fbr.com under “Investor Relations”. We have no knowledge of any facts that would prevent a determination that each of the Nominees is independent under these rules and guidelines.

            None of the Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K of the Exchange Act.

            The Nominees will not receive any compensation from Voce for their services as a Nominee or Director of the Company if elected.

            Each of the Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee Directors. The compensation currently paid by the Company to its non-employee Directors is described in the Company Statement. Other than as stated in this Proxy Statement, there are no arrangements or understandings between any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made. Each of the Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. Voce has entered into a nominee agreement with each Nominee, pursuant to which it has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board or otherwise arising in connection with the solicitation of proxies in support of their election. A copy of the form of nominee agreement is attached as Annex E to Exhibit 2 of the Schedule 13D/A filed with the SEC on March 21, 2016.Additionally, on July 16, 2015, Voce Capital Management LLC, Voce Capital LLC and Mr. Plants entered into a Joint Filing Agreement pursuant to which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, to the extent required by applicable law.

            WE URGE YOU TO VOTE “FOR ALL” TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1

PROPOSAL 2

COMPANY PROPOSAL TO CONSIDER A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF ITS NAMED EXECUTIVE OFFICERS

            As discussed in further detail in the Company Statement, the Company has proposed the approval, by advisory vote, of the compensation of its named executive officers, as such compensation is reflected in the “Compensation Discussion and Analysis” of the Company Statement and the executive compensation tables of the Company Statement. This proposal, commonly referred to as the “Say-on-Pay” vote, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

            As disclosed in the Company Statement, the shareholder vote on the Say-on-Pay proposal is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee of the Board. However, the Board and the Compensation Committee of the Board may take into account the outcome of the vote when considering future compensation arrangements with the Company’s named executive officers.

            WE URGE YOU TO VOTE “AGAINST” PROPOSAL 2 AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL

PROPOSAL 3

COMPANY PROPOSAL TO RATIFY THE APPOINTMENT OF ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            As discussed in further detail in the Company Statement, the Company has recommended the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. According to the Company Statement, stockholder ratification of the selection of BDO USA, LLP as the Company’s independent public accountants is not required by its Certificate of Incorporation nor its Bylaws. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

            WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

            Only holders of record of shares of the Common Stock at the close of business on [Month Day, 2016] (the Record Date) will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Each holder of record of such shares will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

            According to the Company Statement, stockholders of record as of the Record Date will be allowed to vote their shares over the internet, by telephone, by mail or in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we urge you to submit your proxy in advance. If you choose to submit your proxy by mail, simply mark the enclosed BLUE Proxy Card, and then date, sign and return it in the postage-paid envelope provided. Stockholders holding shares through a brokerage firm, bank or other custodian will not be able to vote in person by ballot at the Annual Meeting unless they vote a “legal proxy” at the Annual Meeting obtained in advance from such brokerage firm, bank or other custodian. Please refer to page 3 for information on how to vote shares held in “street name.”

            The Annual Meeting will be held at the Hyatt Arlington, 1325 Wilson Boulevard, Arlington, Virginia 22209 on [Month Day, 2016] at 9:00 a.m., and directions to the Annual Meeting are available by contacting Georgeson LLC toll-free at (888) 206-5896.

            Shares represented by properly executed BLUE Proxy Cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR ALL” for the election of the three Nominees; “AGAINST” a non-binding advisory vote on the compensation of our named executive officers, as disclosed in the accompanying proxy statement; and “FOR” the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

            The Board is currently composed of eight Directors, all of whom are standing for election at the Annual Meeting. According to the Company Statement, This Proxy Statement is soliciting votes to elect only our three Nominees. If elected, our three Nominees would replace three of the Company’s Directors and would not constitute a majority of the Board.

            The enclosed BLUE Proxy Card enables you only to vote for our Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company Statement. The Participants intend to vote all of their shares in favor of the Nominees. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Stockholder Nominees are elected.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

            According to the Company Statement, a quorum will be present at the Annual Meeting if at least a majority of the Company’s outstanding shares entitled to vote are represented at the meeting, either in person or by proxy. If (i) you have authorized your proxy over the Internet or by telephone or by signing and returning the proxy card and you have not revoked your proxy, or (ii) you attend the Annual Meeting and vote in person, your shares will be counted for the purpose of determining whether there is a quorum. Abstentions and shares of record held by brokers, banks or nominees that are voted on any matter will be included in determining whether a quorum is present.

            Because this is a contested solicitation, and therefore not a “routine” matter, if a stockholder holds shares through a broker and does not instruct its broker on how to vote, a broker “non-vote” will occur. A broker non-vote is a proxy submitted by a broker that does not indicate a vote for some or all of the proposals because the broker does not have discretionary voting authority on certain types of proposals that are non-routine matters and has not received instructions from its customer regarding how to vote on a particular proposal.

VOTES REQUIRED FOR APPROVAL

            Election of Directors (Proposal 1) — According to the Company Statement, in a contested election (when there are more nominees than available positions), if a quorum is present at the annual meeting, in accordance with the Company’s bylaws, Directors will be elected on a plurality basis, meaning that the eight Director nominees who receive the greatest number of votes “for” at the meeting will be elected to the Board of Directors of our company until their successors are duly elected and qualified. Votes against, and votes withheld in respect of, a candidate will have no effect on the outcome of the election of Directors except in the case of votes withheld to the extent they revoke earlier dated votes.

            Advisory Vote on Executive Compensation (Proposal 2) — According to the Company Statement, the approval, by advisory vote, of the compensation of its named executive officers, as such compensation is reflected in the “Compensation Discussion and Analysis” and the executive compensation tables of the Company Statement is not binding on the Company. This proposal, commonly referred to as the “Say-on-Pay” vote, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). If a quorum is present at the Annual Meeting, the Say-on-Pay vote will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes will not have an impact on the outcome of the vote on this proposal.

            Ratification of the Appointment of the Company’s Registered Public Accounting Firm (Proposal 3) — According to the Company Statement, stockholder ratification of the selection of BDO USA, LLP as the Company's independent registered public accountants is not required by the Company’s Bylaws or otherwise. If a quorum is present at the annual meeting, the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2016 will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions will not have an impact on the outcome of the vote on this proposal.

REVOCATION OF PROXIES

            Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to the Company or Voce Capital Management, c/o Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, N.Y. 10104.

            Although a revocation is effective if delivered to the Company, we request that either the original or photocopy of all revocations be mailed to Voce Capital Management, c/o Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, N.Y. 10104 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record of a majority of the outstanding shares on the Record Date. Additionally, Georgeson LLC may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

            If your shares are registered in your own name, please sign, date and mail the enclosed BLUE Proxy Card to Georgeson LLC in the postage-paid envelope provided. If any of your shares are held in the name of a brokerage firm, bank, custodian or other institution, only the brokerage firm, bank, custodian or other institution can execute a Proxy Card for such shares and will do so only upon receipt of specific instructions from you. Accordingly, for those shares you own through a brokerage firm, bank, bank nominee or other institution, you must contact the person responsible for your account at the brokerage firm, bank, custodian or other institution and advise that person to execute and return the accompanying BLUE Proxy Card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to or Voce Capital Management, c/o Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, N.Y. 10104 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

            Your Proxy Card is important, no matter how many or how few shares you own. Please complete, sign and return the enclosed BLUE Proxy Card as promptly as possible.

            If you have any questions about executing or delivering your BLUE Proxy Card, need additional copies of the Participants’ proxy materials, or require assistance, please contact:

1290 Avenue of the Americas, 9th Floor
New York, N.Y. 10104
Stockholders Call Toll-Free at (888) 206-5896

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS PROXY STATEMENT

This Proxy Statement, the BLUE Proxy Card and other materials we have filed in connection with this Proxy Statement are available at:

https://www.proxy-direct.com/vcm-27730

SOLICITATION OF REQUESTS; EXPENSES

            The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material, including, without limitation, the costs, if any, related to advertising, printing, public relations, transportation, litigation and the fees of attorneys, financial advisors, solicitors and accountants. We may solicit Proxies by telephone, email, telegram, and personal solicitation, in addition to the mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of shares that such institutions hold.

            We have retained Georgeson LLC to provide solicitation and advisory services in connection with this solicitation. Georgeson LLC will receive a fee not to exceed [$xxx,000], together with reimbursement for its costs and expenses, and will be indemnified by us against certain liabilities and expenses relating to or arising out of Georgeson LLC’s performance of the services relating to this Proxy Solicitation.

            Georgeson LLC will solicit proxies from individuals, brokers, banks, custodian and other institutional holders. It is anticipated that Georgeson LLC will employ approximately 20 persons to solicit the Company’s stockholders as part of this solicitation. Georgeson LLC does not believe that any of its Directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

            We estimate that our total expenditures relating to the solicitation of proxies will be approximately [$xxx,000] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Our total expenditures to date relating to these solicitations have been approximately [$xxx,000].

            We intend to seek reimbursement of these costs from the Company, including without limitation fees and costs of counsel and other professional advisors. In the event that we seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with its fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

INFORMATION ON THE PARTICIPANTS

            The Participants in the solicitation of proxies from stockholders of FBR & Co. are the following: (1) Voce Catalyst Partners LP, a Delaware limited partnership, (2) Voce Capital Management LLC, a California LLC, (3) Voce Capital LLC, a Delaware LLC, (4) Jarl Berntzen, a United States citizen, (5) Michael J. McConnell, a United States citizen, and (6) J. Daniel Plants, a United States citizen. Messrs. Berntzen, McConnell and Plants are the Director nominees to the Board, nominated by Voce Capital Management LLC in the Shareholder Nomination Letter dated March 18, 2016, as filed as Exhibit 2 to Schedule 13D as filed with the SEC by Voce Capital Management LLC on March 21, 2016.

            The principal business address of each of the Participants is c/o Murray A. Indick, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

            The Nominees beneficially own:

(i)	Jarl Berntzen directly owns 2,500 shares of Common Stock representing less than 1% of all of the outstanding shares of the Company.

(ii)	Michael J. McConnell directly owns 1,000 shares of Common Stock representing less than 1% of all of the outstanding shares of the Company.

(iii)

J. Daniel Plants does not directly own any shares of Common Stock. Mr. Plants, as the sole managing member of Voce Capital LLC, may be deemed to beneficially own the 387,025 shares of Common Stock beneficially owned by Voce Capital Management, constituting approximately 5.3% of all of the outstanding shares of the Company.

            Other than as set forth above, the Participants do not own any shares of the Company. Collectively, the Participants own 389,525 shares, or 5.3% of the outstanding shares of the Company.

            Each of the Nominees disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Exchange Act and each Participant disclaims beneficial ownership of any shares beneficially owned by any other Participant, except to the extent of each of the Participants’ pecuniary interest therein.

            The percentages set forth above are based on the 7,303,950 shares of the Company outstanding as of April 22, 2016, as reported by the Company on April 28, 2016.

            The principal business of each Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on pages 8 through 11.

            None of the Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K of the Exchange Act. The Nominees will not receive any compensation from Voce for their services as a Nominee or Director of the Company.

            Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Stockholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement; and (xii) none of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. Except as set forth in this Proxy Statement, there are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a Director under the federal securities laws. No family relationships exist between any Stockholder Nominee and any Director or executive officer of the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

            The Company is a Virginia corporation with its principal executive offices at 1300 North Seventeenth Street, Arlington, Virginia 22209.

            The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

            Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT ANNUAL MEETING

            Shareholders may submit proposals for inclusion in the Company’s proxy statement for its 2017 annual meeting, nominate individuals for election at its 2017 annual meeting of shareholders, and propose other business for consideration by our shareholders at its 2017 annual meeting of shareholders. The following describes certain procedures and deadlines applicable to these shareholder proposals:

            Shareholder Proposals for Inclusion in 2017 Proxy Statement. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), proposals that shareholders seek to have included in the proxy statement for the Company’s 2017 annual meeting of shareholders must be received by the Company’s Corporate Secretary no later than [Month Day, 2017].

            Other Shareholder Proposals and Nominations. The Company’s Amended and Restated Bylaws, which are available on its website, govern the submission of nominations for Directors or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which matters are not otherwise included in our proxy statement for that meeting. Under the Company’s Amended and Restated Bylaws, nominations for Director or other business proposals to be addressed at the Company’s next annual meeting may be made by a shareholder entitled to vote who has delivered a notice to the Company’s Corporate Secretary no later than the close of business on [Month Day, 2017], and no earlier than [Month Day, 2017]. The notice must contain the information required by the Company’s Amended and Restated Bylaws.

            The advance notice provisions of the Company’s Amended and Restated Bylaws are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC. A proxy granted by a shareholder in connection with the 2017 annual meeting will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions of the Company’s Amended and Restated Bylaws, subject to applicable rules of the SEC. Copies of the Company’s Amended and Restated Bylaws are available on its website at www.fbr.com under “Corporate Governance” or may be obtained from the Corporate Secretary at the address referred to under “Electronic Delivery of Proxy Materials” in the Company Statement.

YOUR SUPPORT IS IMPORTANT

            NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED BLUE PROXY CARD AS SOON AS POSSIBLE.

            IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN PROXY CARD WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

            If you have any questions, need to request additional copies of the Participants’ proxy materials, or require any other assistance, please contact Georgeson LLC, proxy solicitors for the Participants, at the following address and toll free telephone number:

1290 Avenue of the Americas, 9th Floor
New York, N.Y. 10104
Stockholders Call Toll-Free at: (888) 206-5896

This Proxy Statement and BLUE Proxy Card are Available at:

https://www.proxy-direct.com/vcm-27730

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR BLUE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

INCORPORATION BY REFERENCE

            WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. SUCH DISCLOSURES INCLUDE, AMONG OTHER THINGS:

  INFORMATION REGARDING SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY THE COMPANY’S DIRECTORS, NOMINEES AND MANAGEMENT;

  CERTAIN BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY’S VOTING SECURITIES;

  CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS; AND

  INFORMATION CONCERNING THE COMPENSATION OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THE COMPANY’S COMPENSATION DISCUSSION AND ANALYSIS.

            ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY ANY OTHER PERSON HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

CONCLUSION

            We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE Proxy Card today.

Thank you for your support,

VOCE CATALYST PARNTERS LP
VOCE CAPITAL MANAGEMENT LLC
VOCE CAPITAL LLC
J. DANIEL PLANTS
JARL BERNTZEN
MICHAEL J. MCCONNELL

[Month Day, 2016]

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF FBR & CO. DURING THE PAST TWO YEARS

            The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. As of the date hereof, all of the Participants that own of record or beneficially securities of the Company are listed below. The shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

Voce

Trade Date	Shares Purchased	Amount Purchased	Price
	(Sold)	(Sold)
05/05/15	4,694	$ 100,441	21.40
05/06/15	22,600	$ 487,722	21.58
05/07/15	6,390	$ 135,601	21.22
05/08/15	9,556	$ 205,099	21.46
05/12/15	1,479	$ 31,059	21.00
05/27/15	5,602	$ 117,730	21.02
05/28/15	15,995	$ 337,064	21.07
05/29/15	8,500	$ 179,367	21.10
06/01/15	24,787	$ 529,413	21.36
06/02/15	18,734	$ 402,681	21.49
06/03/15	6,600	$ 143,220	21.70
06/04/15	39,710	$ 878,578	22.12
06/05/15	2,975	$ 64,626	21.72
06/08/15	8,200	$ 178,143	21.72
06/09/15	20,545	$ 450,812	21.94
06/10/15	4,266	$ 95,948	22.49
06/11/15	6,687	$ 150,729	22.54
06/12/15	9,000	$ 204,035	22.67
06/15/15	10,000	$ 224,301	22.43
06/16/15	11,964	$ 268,962	22.48
06/26/15	75,000	$ 1,779,000	23.72
06/29/15	3,981	$ 91,479	22.98
06/30/15	1,240	$ 28,503	22.99
07/01/15	7,132	$ 163,877	22.98
07/02/15	7,408	$ 170,122	22.96
07/06/15	9,688	$ 222,458	22.96
07/07/15	44,292	$ 1,015,725	22.96

Jarl Berntzen

Trade Date	Shares Purchased	Amount Purchased	Price
	(Sold)	(Sold)
04/01/16	2,000	$ 36,100	18.05
04/04/16	500	$ 9,000	18.00

Michael J. McConnell

Trade Date	Shares Purchased	Amount Purchased	Price
	(Sold)	(Sold)
05/05/16	1,000	$ 18,550	18.55

ANNEX II

SECURITY OWNERSHIP OF THE PARTICIPANTS

Security Ownership of the Participants

            The following table sets forth information regarding the beneficial ownership of shares of the Company as of May 5, 2016, in each case including shares which such persons have the right to acquire within 60 days of such date, by:

  each of the Participants; and

  all of the Participants as a group.

	Number of Shares	Percent*
Voce	387,025	5.3%
Jarl Berntzen	2,500	**
Michael J. McConnell	1,000	**
J. Daniel Plants***	387,025	5.3%
Total	389,525	5.3%

*The percentages set forth in this response are based on 7,303,950 shares of the Company outstanding as of April 22, 2016, as reported by the Company on April 28, 2016.
**Less than 1%.
*** Mr. Plants does not directly own any shares of the Company, but as the sole managing member of Voce Capital LLC, may be deemed to beneficially own the 387,025 shares of Common Stock beneficially owned by Voce Capital Management, constituting approximately 5.3% of all of the outstanding shares of the Company.

            Each of the Nominees disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Exchange Act and each Participant disclaims beneficial ownership of any shares beneficially owned by any other Participant, except to the extent of each of the Participants’ pecuniary interest therein.

IMPORTANT

            Tell your Board what you think! Your vote is important. No matter how many shares of the Company you own, please give us your proxy FOR the election of the Nominees by taking the following four steps:

1	COMPLETING the enclosed BLUE Proxy Card,

2	SIGNING the enclosed BLUE Proxy Card,

3	DATING the enclosed BLUE Proxy Card, and

4	MAILING the enclosed BLUE Proxy Card TODAY in the envelope provided (no postage is required if mailed in the United States).

            If any of your shares are held in the name of a brokerage firm, bank, custodian or other institution, only that entity can vote such shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed Proxy Card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE Proxy Card.

            If you have any questions or require any additional information concerning this Proxy Statement, please contact Georgeson LLC at the address set forth below.

1290 Avenue of the Americas, 9th Floor
New York, N.Y. 10104
Stockholders Call Toll-Free at: (888) 206-5896

This Proxy Statement and BLUE Proxy Card are Available at:

https://www.proxy-direct.com/vcm-27730

PRELIMINARY COPY SUBJECT TO COMPLETION

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Please detach at perforation before mailing.

FBR & CO.
BLUE PROXY CARD	ANNUAL MEETING OF	BLUE PROXY CARD
STOCKHOLDERS
TO BE HELD ON [Month Day, 2016]

THIS PROXY SOLICITATION IS BEING MADE BY VOCE CATALYST PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC, VOCE CAPITAL LLC, JARL BERNTZEN, MICHAEL J. MCCONNELL AND J. DANIEL PLANTS (COLLECTIVELY “PARTICIPANTS”)

THE BOARD OF DIRECTORS OF FBR & CO. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoint(s) J. Daniel Plants as proxy, and hereby authorizes him to represent and to vote, as designated herein, all of the shares of Common Stock of FBR & Co. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held in at the Hyatt Arlington, 1325 Wilson Boulevard, Arlington, Virginia 22209 on [Month Day, 2016] at 9:00 a.m. and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to us a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “AGAINST” PROPOSAL 2; AND “FOR” PROPOSAL 3.

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date

BLUE CARD

EVERY STOCKHOLDER’S VOTE IS IMPORTANT
Important Notice Regarding the Availability of Proxy Materials for the
Annual Stockholders Meeting to Be Held on [Month Day, 2016].
Voce Capital Management’s Proxy Statement and this BLUE Proxy Card are available at:

https://www.proxy-direct.com/vcm-27730

Please detach at perforation before mailing.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: [   ]

WE RECOMMEND A VOTE “FOR ALL” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1	To elect Jarl Berntzen, Michael J. McConnell and J. Daniel Plants to serve as directors on the Board until the 2017 annual meeting of stockholders and until their respective successors are duly elected.			FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

	01. Jarl	02. Michael J.	03. J. Daniel	[ ]	[ ]	[ ]
	Berntzen	McConnell	Plants

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee name(s) on the line provided below. To withhold authority to vote for the person who has been nominated by the Company to serve as director other than [__], write the nominee name(s) on the line provided below.

We intend to use this proxy to vote (i) “FOR” Messrs. Berntzen, McConnell and Plants and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than [__], for whom we are not seeking authority to vote for and will not exercise such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s Statement. There is no assurance that any of the Company’s nominees will serve as a Director if any or all of our Nominees are elected to the Board.

WE RECOMMEND A VOTE “AGAINST” PROPOSAL 2

		FOR	AGAINST	ABSTAIN

2	To consider a non-binding advisory vote on the compensation of the Company’s named executive officers, as disclosed in the Company’s Statement;	[ ]	[ ]	[ ]

WE RECOMMEND A VOTE “FOR” PROPOSAL 3

		FOR	AGAINST	ABSTAIN

3	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.	[ ]	[ ]	[ ]

PLEASE SIGN AND DATE ON THE REVERSE SIDE

1